FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of October, 2006


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






                                  BG Group plc

                      Notification of Interests in Shares

  Re-investment of dividends for person discharging managerial responsibility

Martin Houston, Executive Vice President & Managing Director, North America, Caribbean and Global LNG

The Company has today received notification from Rensburg Sheppards Investment Management Limited that on 2 October 2006 they re-invested dividends paid on shares held in Corporate PEPs managed for Martin Houston and his wife. As a consequence, 26 BG Group ordinary shares were purchased at a price of GBP6.565 per share, comprising 17 for Martin Houston and 9 for his wife.

As a result, Mr Houston's beneficial interests in the ordinary share capital of BG Group plc are 256,418 shares, representing 0.0075% of the shares in issue.


5 October 2006
Website www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 5 October, 2006                         By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary